Exhibit 99.1

PRESENTATION

Eyal Desheh - Teva Pharmaceutical - CFO

Hello everyone. Thank you for joining us this afternoon for the Teva and Barr acquisition luncheon.

Before we start let me show our Safe Harbor. Let you read it for a few minutes. I hope you can manage with the size of the letters. But what we say here is generally that we’re going to make forward-looking statements during this lunch meeting, and that we’re not responsible for whatever we say. So please read that, and we’ll go forward with our presentation.

My name is Eyal Desheh. I am Teva Chief Financial Officer, and I am extremely happy to have all of you here, all our guests, colleagues and supporters for the deal to be here with us. We will show you a number of slide presentations and we have a very loaded agenda for today.

We have Shlomo Yanai, President and Chief Executive Officer of Teva, that will discuss the strategic rationale and our business opportunities resulting from this fantastic acquisition. We have Bruce Downey, Barr’s Chairman and CEO, and a veteran of the generic industry to talk about Barr’s unique contribution to Teva and why we all believe that this is a match made in heaven.

Plus we have Bill Marth, my friend, CEO of Teva North America, who will talk about the contribution to our US business. Gerard Van Odijk, CEO of Teva Europe, that will talk about the contribution to our global business. And then myself, talk about the financial aspects of the transaction. And after the Q&A we will have Dr. Phil Frost, Vice Chairman of Teva. And a guy who was there already more than 2.5 years ago with [Hosola Vivak], and is very happy — I’m sure he will be very happy to discuss that.

We have members of our management team here on stage. We have (inaudible) — I’m sorry, our friend from Barr. We have Lehman Brothers, who was the adviser to Teva in this transaction. And our lawyers of Willkie Farr have consulted us on this transaction.

With all that, let me just introduce and invite Shlomo Yanai, President, Chief Executive Officer, and a driver of this transaction, to discuss the strategic rationale.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

Good afternoon everyone. Thank you for joining us today. It is great to have you here. It is a great day for us. And as you of course know, last Friday we announced that we signed a definitive agreement to acquire — to purchase Barr Pharmaceuticals. This deal is going to take Teva market leadership to a new level.

We’re very glad today to have the opportunity to share with you why we are so excited about this deal, and its compelling strategic and economic rationale. l am pleased to be joined today with the members of our executive teams. Our Vice Chairman, Dr. Phil Frost, will join us in a few minutes. And of course, we are also very delighted to have with us today Bruce Downey, a friend, and the Chairman and Chief Executive Officer of Barr Pharmaceuticals.

If you would ask me to describe this deal in a nutshell, I would say it is all about strong, great strategic fit and very compelling economics. Let me walk you through the highlights of this acquisition.

First and foremost, it is about enhancing our market leadership, our market share, particularly in the US, but also it brings our presence in key global markets. It will expand potentially our product portfolio and our pipeline, and I will come to that later on.

It will augment our long-term effort for biology capabilities, and I’m referring to biogenerics, biobetter, bioequivalent, biocompatible. As long it will provide as us the future with more access to more affordable biological drugs, if it fine for me.

But this deal has a very attractive and compelling economics as well. Were going to be accretive in the fourth quarter after closing, which is we believe going to be toward the end of this year. And we identified at least $300 million of cost synergies. And later on we will discuss them in a more thorough way.

We see here a very significant upside, as we can leverage Barr’s very interesting and very attractive product portfolio with Teva’s global commercial engine to generate more sales globally.

This deal as a substantial upside to our long-term five-year 20/20 target would enable us to exceed this number. And as you well remember, the 20/20 vision strategic targets were about reaching $20 billion revenues by 2012. And we believe that now after this deal we would adjust this number upwards. And I will explain it later in my presentation.

I will try to explain in a more thorough way why we see it so compelling strategic fit. Here is the original slide that I presented to you actually five months ago to the day, February 21, in this very same room. And this slide summarizes the five key pillars of our strategy.

One of the attractive elements of this deal is that Barr highly fits to every key element of our strategy. I won’t touch one by one, I am only going to highlight some of the key pillars of our strategy. But I have to tell you that Barr supports all the five pillars. And my colleagues, Bill, Gerard, and Eyal, will elaborate in their comments, in their presentations on some of these pillars as well. But it also adds new dimensions like the very attractive women’s health franchise that Barr [known for] are so powerful in that element.

So let me start with market leadership. As you know, a center and corner piece of our strategy is market leadership. Market leadership is driven by market share and market, and widening the gap between ourselves and our competitors. Here again a slide from my presentation in February, which actually made the point of market leadership end marketshare and widening the gap between number two — number one and number two.

Let’s see what this deal is going to do to our market share. This is 2007 global field group service. The acquisition of Barr will take us to the $11.9 billion revenues on a pro forma base of 2007. And the projected revenues on a pro forma base of 2008 is going to increase by 15%.

But you also can pay attention to the gap between us and the number two in the industry. It absolutely doubled — more than doubled from 2.2 to 65% more than it was before.

We can discuss market leadership or market share from a different perspective if we will count it by the number of TRX per day, or if you wish per year, in the United States. Pharmacies will be dispensing 1.6 million prescriptions every day with Teva and Barr products. Amazing number. Twice more than the number two player in the United States. This is I think the most compelling market leadership by marketshare and by widening the gap between us and our competitors.

But this deal is also not only about the United States, it is also about strengthening our presence and our position in the global markets. Teva had a very strong position in Europe even before this transaction. And you can see here that we are number one in UK, number one in Italy, in the Netherlands. And I won’t go through the list, you can see it.

Definitely after the acquisition of Barr we are increasing and enhancing our leadership position in Germany, a very important market for the generics in the coming year, actually the second-largest generic market. In Poland, which is the sixth largest pharma market in Europe. And definitely in the most interesting and fast-growing region, which is Russia, here were going to be among the top 10 pharma players.

Adding $850 million revenues to our European sales would be a very attractive opportunity to leverage our sales in this region and to take it to the new height. All in all, were now after this acquisition going to be operating in 60 countries. We are selling of course in more countries, but in 60 countries were going to have a direct operation of sales, which should probably none come even close to this certain number.

But we’re going also to enhance our product portfolio. If you will remember, one of our key elements, one of our strategy key elements was to double down on our portfolio. We called it the 2X. By acquiring Barr and by combining the two portfolios, we will have a substantial achievement, a substantial contribution to this very important strategic element in our strategy.

In addition, we are adding a very attractive novel woman’s health segment to our specialty, or if you wish to, our branded part of the business.

Let me show you what does it mean in numbers. The combined portfolios on a pro forma base would have more than 500 marketed products here in the United States. Around 200 ANDAs at the value of $120 billion projected value and $20 billion in branded sales. And we believe that about 70 of those ANDAs are first to file Paragraph IV. That is in addition to the 2,700 product registrations that are pending in different regulatory institutions in Europe and worldwide. An enormous number, enormous capability to grow Teva, to grow Teva business and to get into our future growth targets.

I won’t go for other segments, other elements of a strategy, as I mentioned, Bill and Gerard will give you some more details here. I just want to highlight the biologics.

As I said before, we believe that biologic is going to be the next wave in science and in generics. Were still struggling with the definition, with a lot of legislation that has to be done in this regard. And I want to believe that both will help us get it through in the Hill.

But it is very important to remember as a generic mindset that at the end of the day it is about increasing the access to more affordable generic — biogeneric drugs. As long as we will get there, we believe that we are helping our customers, our patients. And we believe that this will do a great advantage to the business in the long term when the generics is going to reach to the next wave of pharmaceuticals.

I mentioned that there is also very compelling and attractive economics associated with this deal. I won’t read this list of arguments. I would like to concentrate on the last one. When we presented our strategy here in late February, and later we present also the target, the way that we calculated the target is that basically on organic growth, who is small add-on acquisitions. Like the one that we did on March, late March, when we acquired Bentley in Spain for $365 million. Definitely the Barr acquisition is not fit to this small definition.

Barr acquisition is an upside. It was not in our numbers, in our pro forma. So we will have to adjust our target. And we’re going to do it shortly after the closing. And of course we are going to share it with you based on my belief that we should provide you with long-term numbers as well.

I hope that is clear that we see it as a very compelling and a very attractive opportunity because it enables us at the end of the day to increase our long-term targets.

So if I should come back for the question, why were so excited, I would say this is because the strong strategic fit, with the attractive economics that will allow us to expand our global market leadership, and to expand our product portfolio and pipeline all over the world. And last, but not least, to exceed our 20/20 target, or strategic targets.

And with this, it is my pleasure to introduce into the podium, Bruce Downey.

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

Good afternoon everyone. It is sort of a bittersweet moment for me. After 16 years at Barr, I have really enjoyed that run. There is a huge side of me personally that would like to continue that, but the offer that we received from Teva I thought was compelling for our shareholders, for the majority of our employees, not maybe for all of them, and certainly for our customers. So from every standpoint the key stakeholders overwhelmingly I think benefit from this transaction. And I’m very proud that we were able to put it together in the way we did.

Notwithstanding that, I think back over the 16 years, one thing that prompted that thought process, I saw Bill Fletcher when I came into the room. When I first started at Barr, I have to admit I didn’t know much about this industry. I knew a little bit about the legal part of it. I used to go to trade association meetings, which were pretty raucous events at the time. And so I thought well maybe I can get along if that is the way — people behave this way, maybe there is a chance for me.

But the one guy that always knew that was really sharp and tried to follow his lead and learned a lot him, is Bill. And a second guy, [Charlie Lay] from Sandoz. I guess probably no surprise that Teva and Sandoz were the top two on the list that Shlomo just put up, because they did have the intellectual capital even then, and I think they have continued that going forward.

At that time Barr was a $60 million market cap and sold for $7 billion. We had $50 million in sales and this past year over $2.5 billion. For the most part that was organic growth. We did do four or five acquisitions. And as I said in the conference call the other day, when you do acquisitions you never want to make a mistake, but you can survive even if you did, because you can always recover from that, do it again, do something better the next time, whatever.

But when you sell, you only get one chance to get it right. Over the years at Barr we have had 12 serious offers prior to this offer from Teva. Two of them were from Teva. This is the third serious offer from Teva. We wanted to make sure — I wanted to make sure, and I think I speak for all of us at Barr, but we wanted to make sure if we did that, we did it for the right reasons at the right price and the interest of our shareholders.

If we ever wanted to avoid one mistake, it was that one. Sell it to the wrong partner at the wrong price. And I think we have avoided that mistake, and in fact sold to the right partner. As I said, I have always respected Teva. I think they have been, from an intellectual capital standpoint, one of the leaders in the industry consistently over the past 16 years.

And I think in the long run that is what allows you to be successful as the intellectual capital you’re burning, not the products and not the factories, but the people who actually populate them with the ideas and the energy. And Teva has always been a company I greatly admired in that capacity.

The second thing is the right fit. I think for all the reasons Shlomo mentioned, it is the right fit. If you look at our generics business, the products are very complementary to Teva’s, very little overlap. If you look at the markets where we’re strong ex US, it helps them propel themselves to higher level in Eastern and Central Europe. It allowed us to put separation between Teva and the other companies here in the US.

We have the full technology platform between us. And I think we do bring a special expertise in the patent challenge area that can significantly enhance their value of that particular activity in the combined entity.

Then I guess the second — the final reason is the right price. I think we did allow our shareholders do earn a nice return on their investment now — currently return. But I think through the tax-free reorganization process and the acquisition of Teva shares, I think that we have given our shareholders a second opportunity to be profitable. I know as a shareholder I look forward to have that second profit taking day in the future. And I feel very confident that we will, given Teva’s past successes and the contributions that I think that we can make.

I guess one of the last things I would like to say, as I look out over the room, I see a lot of friends I have made over the years. I know the Wall Street community isn’t always complimented for its kindness and consideration and the like. But in fact, my experience has been very positive. Both with the analysts who cover us, I think with very few exceptions. And I will mention them privately, if anyone wants to know.

But I went to that person that I was particularly wasn’t happy with who isn’t here today. She has moved on. But she was also wrong, I might point out — dead wrong, I could point out. But I think you have been very fair. I have enjoyed working with you.

And for those of the shareholder community, even the hedge fund community, I have enjoyed the banter. And whenever you predicted bad things, I really enjoyed working on it much harder to prove you wrong. And I think for the most part we accomplished it. So thanks for your consideration, your kindness. I look forward to being with you in a different capacity in the future.

Bill Marth - Teva North America - President, CEO

How do you follow that, right? It is a problem. Well, thank you, Shlomo. Thank you, Bruce. I would like to reiterate what has been previously said, that this deal will accelerate what we have laid out for you on the 20/12 vision, and how we will exceed our previously stated goals, and it will accelerate our strategy.

Now I would like to emphasize the deal — how the deal will enhance and extend our leadership position and also accelerate our growth, particularly when it comes to North America.

As you know, our strategy rests on five pillars. These five pillars are what we laid out for you last year. But there exist really four key reasons why we think this will help us to advance our growth strategy.

First, Barr will expand and enhance our portfolio in pipeline leadership. And the key points here are when you think about this, you are thinking about the fact that we will now be 24% approximately of the US generic market and 16% of the entire pharmaceutical market, with over roughly 500 offerings in total and about 483 generic offerings. We will accelerate the pace as we add about 45% of the products to our portfolio. Truly a large, large number and a fantastic statistic.

I think the other statistics that I looked at the other day that really is amazing is over 600 million prescriptions filled in the US on an annual basis when you put the two numbers together. Absolutely staggering.

Number two, Barr will enable us to better serve our customers. This is what we have all talked about. It is going to strengthen, it is going to enhance our big to big value proposition.

For sure it will enhance our supply chain capabilities, and create a more appropriate, or a more distinct one-stop shopping for key customers. We found this to be a great advantage.

Number three, Barr will add another attractive segment to our specialty pharma group, with women’s health care. Novel products and further enhance the balanced business model that we so strongly desire.

Finally, it adds further capabilities in our biogenerics. And this to be sure is the future. So if we want to drill down a bit, let’s take a look at a couple of the graphics. If you look at the generic portfolio, as I talked about earlier, you are looking at 481 generic products, just to be sure, which is about 2.4 times the next closest competitor.

When you think about a generic pipeline, about 218 products pending at the agency. Our inventory, if you will, which is about twice the size of the next closest competitor.

And the 2X is there for a reason. This accelerates our capability to do exactly what we talked about five months ago when we were here, when we talked about doubling down on our portfolio. This is what helps put us there. Along with the fact that we’re not backing down on our 2X program, it really accelerates it.

It strengthens our big to big value proposition. Well we have talked about this a lot. But I think when you really look at what it is going to do with the almost 71st to file that we have in front of the agency in all major therapeutic areas, it gets products to the American consumer quicker. It allows us to deliver that value. It allows us to increase access to affordable medications.

But it doesn’t stop there. Production capacity is still strong. We are increasing capacity by about 25%. And for those who want specific numbers, you’re looking at a 62 billion dosage forms per year, before we begin to enhance the plants. And there is a number of enhancements going on today within our own infrastructure, and certainly are contemplated within the Barr infrastructure.

It also gives us the financial flexibility and ability for us to work one-on-one with customers, whether it is packaging solutions, decreasing cost. Whatever that would be, it helps us to get there. The depth and breadth of the portfolio is absolutely key.

It doubles and it diversifies our US specialty product division. I know there’s confusion about this from time to time. When you look at the umbrella of brands that exist out there, the innovative products you have, maybe further on the right, the [taxones] of the world, the [Avalex] of the world. But we have also found an absolutely wonderful niche within specialty pharma. In that particular area, which is a little bit more than D than just plain R&D, you can do things that will really enhance your business model and balance you.

The acquisition here of Barr gives us the capabilities in women’s health care by adding what is truly — Duramed — a leader in women’s health care. Something that Barr has done a tremendous job, and I give a lot of credit to Fred and his team and all the people at Barr, who have driven this particular division.

Finally, it advances our efforts in biologics. It is clear, we double the number of scientists. We have more infrastructure. We have more products and development.

And not on this slide really is it gives us greater ability to work across the world, wherever it is needed, whether it is in the United States when we are looking for the right regulatory, legislative pathway or anywhere else in any other jurisdiction around world, to be able to use our ability to get affordable biologics to the market, through as what Shlomo said, whatever means is necessary to do that.

So in closing, I want to tell you how excited I am about this. I think it is absolutely tremendous. And if you take away just one slide from today from my particular presentation, when you look at Teva and Barr, you think about portfolio leadership, think about big to big value. You think about specialty pharma offerings and advancing us in biologics, which is the future.

So with that I would like to turn it over to my colleague, Dr. Gerard Van Odijk, who will tell you a bit about what is going on in Europe. Thank you.

Gerard Van Odijk - Teva Europe - President CEO

Thank you very much. It is a real pleasure to have the opportunity to talk about all of this wonderful company, what is happening outside of the US. I think it is important to realize that Barr has acquired PLIVA less than two years ago. And that has been a very impressive company in Europe for many, many years. And within the roles and under the roof of Barr it has even become a better company, I tend to believe. I don’t know and I can’t compare, but I’m sure it will be. We were very impressed with [Tipoli Max] and what we saw, both from last few months but also from before that time.

You should also realize that, although I will in my short presentation only talk about a few markets, the company is outside of the US active in more than 30 markets. So we will flag up a few more specifics, but it is underplaying basically the value that this opportunity brings.

What does it do? As Bill already alluded to, and Shlomo as well, we have these five pillars that are underpinning our Teva strategy. If you find a [secret] translation of those five pillars into what it means for this particular deal for Europe, I think we could carve out three.

One is it enhances our geographic footprint in Europe, both on the western side, and I would talk about Germany a little bit more later on, and on the eastern side of — central eastern side of Europe.

It is important to see that we will be a number — a top 10 player in Russia. We will be one of the lead players in the Polish market. Shlomo said so. It is the sixth biggest market in Europe — their success in the EU. So with a lot of growth potential.

In Germany, if you put together all the different funny trading spaces that our competitors have, we’re number five, and very, very close to number four.

That is a very interesting mix of a few markets that I would like to mention. We don’t even mention in Croatia, the $0.5 billion market where we will be number one. Very interesting, and also a market that is about to enter the European Union in the next few years.

We don’t mention here Spain, which has nothing to do with this deal, but tomorrow we will be closing Bentley. So we’re really building up a very strong portfolio by this and with other things we do in the European business we have established.

I don’t mention to you the business we get in the UK, the business we get in Slovenia, the business we get in Slovakia, the business we get in Czech, the business we get in all sorts of other countries in Europe. I don’t mention that to you. And it is not part of my presentation, but it is important to realize that it is part of the deal.

It strengthens our portfolio in key countries. We will double our number of products that we will have in Germany and Poland. And Bill said it, it is both the depth and the breadth that is exciting us. We are excited about the total amount of product that we will bring together through the market as a combined company. We are also very excited about the new type of products we get, which will broaden our offer through the trade and to our customers.

I mention here LCT products, hospital, oncology products, proprietary products, pain, antibiotics, cardiovascular. It is a very, very nice portfolio of product that will add on to our European business.

Then finally customers. I believe that the big to big dynamics that are going on in Europe are also getting stronger and stronger. And this particular deal will put us in the best position, compared to our competitors, to be the preferred partner for doing business with the major players in Europe, whether it be retail chains or it will be big wholesalers with all the activities they have in forward influencing the pharmacies. So then we will be a very attractive player.

But it is also good for our position with payors and with prescribers. So all in all a very exciting and very well in the strategy fitting deal.

What I would like to do now is to talk to you a few words about three of these key strategic markets. Those of you who were here on the 21st of February may remember that we talked about a few markets that were in the heart of the strategy of the development of Teva within the European regions. And we mention there a few of the markets that are on here.

Russia was clearly mentioned, Germany was clearly mentioned, Poland, an attractive market. And I could show you here today that those three markets are very much in the heart of the part of the deal that were doing in Europe as part of the Barr deal.

So we are excited about that. I told you, we will be number five in Germany. That is a very, very important position. And that is not the end of it. That is not the end of it because it gives us a very strong position. We will be on the shelf of every single pharmacy in Germany because of the nice specialty franchise that AWD, which is a trading name of the company under which Tivo operates in Germany, it will be present in every single pharmacy. So that is important.

We also will bring together the two portfolios of generic products, which will give us a much stronger position in the ongoing tender dynamics in the German market.

Just as a sort of an evidence of the past that these two companies know what they’re doing, if you would have combined the overall winning of tenders — in the first AOK tender that was done a couple of years ago, AWD, PLIVA and Teva together would have covered 50% of the total tender. We won together 50% of the total tender.

So these two companies, bring them together and let them go after the next tender season, and you have got a nice blend of people who know how to deal with that opportunity in Germany.

On top of that it will double our sales. So we have a much bigger presence — player in the market for everybody who deals with us.

The second point is Russia. Russia is a fast-growing and a very important market for everybody. As mentioned, we talked a lot about it. For us it is a very nice way of getting our way into the top 10 of Russia.

It is interesting to see that the offer that both companies make to the Russian market is different. Teva has got a very good position in the government tenders, whereas PLIVA has a very strong position in the private market. By blending these two specific knowledges and specific segments of the market and the positions we have, we believe we will have some leverage on both sides of the fence there. And that should help us to strengthen our position the year, to build on that.

It is also important to realize that it brings new products to the portfolio that we have been looking for ourselves for sometime. And it is in there now, so it fits very well with our need for a portfolio broadening, a deepening in Russia.

Then finally, Poland. Poland is an important market. Poland is not an easy market to understand. It is an important market and is the sixth largest market in Europe. It’s a market with a lot of potential and a market that is moving very, very quickly and very ambitiously towards the dynamics of the Western European business.

So for us it is the essential moment in time to take a leadership position in that marketplace. And the acquisition of the activities of Barr in Poland is extremely important to leverage here.

It has got a very nice portfolio. Good OTC business, which is quite important in Poland, but also its got an excellent reputation in the marketplace. That is something we would like to build on to make sure that we really reap all the benefits out of that.

Just a few words on the breadth of the portfolio. These are some numbers. If you look at Germany, as I said, we double our business, our portfolio. The coverage is making us more competitive. It brings us a long way forward to where we want to be. It is maybe not the end of it. I told you five months ago that we’re investing a lot of money in R&D. And part of that R&D will be to make sure that we can grow our offering of generic products to the marketplace.

This deal helps us a long, long way forward. We still have to grow some more. We also have the proprietary drugs I talked about, which are going to give us a strong position in the (inaudible).

If you look at Poland, it is the same picture. We both increase our breadth and our depth of products in Poland, the same story. And it is important in these markets if you want to be competitive.

Finally, back to customers. It is both a trade, the prescribers and the payors that are important in Europe. If you talk to the trade, there is more and more chain [formuling] going on in Europe. You see a few of the famous brands that are going on, and there will be more.

And there is very active development of chaining on the retail level. Sometimes they are independent; sometimes they are owned by wholesalers. And it is important to understand these people are looking for easy and practical and high service relationship with their suppliers. That is exactly what this deal will bring to the party.

We will be able to have an offer of a broader portfolio. For that we will be able ourselves to get a better sell share and more attention from the retailers. And by doing so, we can create value, which can be shared between them and us. So give us a better deal. But it also — the OTC portfolio is an important value creator in pharmacies. And by that we can really create some synergies between the different parts of the portfolio.

The second point is on prescribers. Just as a fact, we will have a greater outreach to our prospective sales forces. We more or less double our total sales force by getting together with these two companies. And that is important in markets where branding is the name of the game.

We have a complementary portfolio for hospitals, and that is important as well. As you know that hospital businesses are still a growing — a very strong growing area in the Pan European setting.

We will be able by doing this to cross-sell the different brands that we have in the European market from the different companies. And we should be able to leverage to get more out of our sales forces than we were doing before these two companies got together.

And then finally, on payors. There is an increasing influence on the decision-making process in Europe from payors. And the better you are in dealing with the payors’ challenges and opportunities, the more profitable you can be on that. I think that is where we can — that is where the point of distinguishing you from the number two and having more leadership, being in the top players, that gives you extra opportunity for winning. That is exactly where it plays out.

So we will have a broader offering, more products and therefore more opportunities for payors to do business with us in particularly Germany and Russia. As I said to you before, with the example I gave on the AOK tender, we are very confident we should be able to play there a head role, a lead as well.

All in all, if you have been able to retain some of the comments I gave you on the different countries, that would be great. But even if you haven’t, I think what you should remember, we really are very, very happy with the opportunity that this deal gives us to enhance our global footprint in the markets I mentioned, in the 30 markets, but in particularly the ones I highlighted to you.

It strengthens our portfolio in key European countries, and that is a very broad statement. That is a very broad statement and brings really continuity and stability to our business and growth opportunities.

Finally, for our customers, we will be the ideal player to work with, which should give us possibilities to enhance our position in the European markets.

With that, I would like to thank you for your attention, and would like to hand over to Eyal.

Eyal Desheh - Teva Pharmaceutical - CFO

Hello everyone again. This deal — what is this deal about? This deal is about growth, about topline and bottom line growth. It is about market share gain. It is about global expansion. But I am the guy that has to walk or run you through the numbers because we don’t have too much time, so let me just find the device here, and we try to do this.

A few numbers. You have seen them, but just that we are all on the same page. We are going to pay $66.50 for each one of Barr’s shares, as divided to $39.90 in cash and $26.60 in Teva shares priced as of July 16.

There is a fixed exchange share ratio of [4 and 0.6272], and that represents that $26.60 of — it is a little more today I think Total considerations based on that date — back to that date, are $7.46 billion for the equity, plus approximately $1.5 billion in assumptions of Barr’s debt. We’re going to use about a little over 70 million Teva shares, which means 7.8% in fully diluted shares, which we use for an increased share calculation.

A few structural aspects. First of all, this deal is anticipated to be a tax-free reorganization for the Barr selling shareholders. The structure maintains Teva’s strong balance sheet, and we were very, very strong on that.

Our rating agencies framed our rating Baa2 with Moody’s and BBB+ with Standard & Poor’s after they have reviewed and looked at the parameter of this transaction. And we have said that before, we target closing late 2008.

This is highly attractive financial outcome. Let’s look at some of the financial outcomes of this transaction. First of all, when we combined the projected revenues of both companies for 2008, and we are just halfway through the year so these are (inaudible) projections, we’re looking at a company with $13.7 billion in revenues. That represents 15% growth over the combined revenues in 2007.

We anticipate very strong cash flow from operations from the combined company, over $3 billion in 2009. If we take our model to 2012, this is over $5 billion in cash flow from operations. And you can do a lot of investment with that kind of cash flow.

The deal is going to be accretive to our GAAP earnings within fourth quarter following the closing. We have talked about that. And I will talk about the synergies and what is going to create it in a minute. When you look at cash EPS, and we don’t on a regular basis, this is going to be accretive even factor.

This transaction has compelling economics and you have heard from the people that spoke before me about these compelling economics. We use shares. We use shares because we care about the strength of our balance sheet, but the compelling economics here more than compensate for the share dilution.

Let’s talk about synergies. We identified at least $300 million in cost synergies by 2011, with a fast ramp up. It is going to happen already— part of that is going to happen already in 2009, 2010. We’re going to ramp it as fast as we can. What this means is that a combined company will sell $300 million — at least $300 million less than what we would have spent through the remaining — to remain separate.

And this a list of where this is coming from. We identified all of those — manufacturing, our API capability, R&D synergies from pipeline reorganization. And hey by the way, this transaction, if you remember our 2X, we’re going to double R&D and double our production capacity by 2012. This transaction will enable us to reduce our recruiting requirements, because we find greater R&D people at Barr.

And sales and G&A synergies from all the infrastructure overlap, which are all over the combined map of the company.

Now but that doesn’t include, it doesn’t include significant upside opportunities. Talk about our tax rate. We are gradually going to reduce Barr’s tax rate — and we have been this before with prior acquisitions — in order to have a blended, combined tax rate, which is lower than what we are seeing today.

We have revenue synergies. It is too early to talk about them, but plenty of opportunities to increase our combined topline. And additional long-term operation and vertical integration opportunities from all the ecosystems that combines Teva and Barr.

A few words about balance sheet. I’m sure all of you have run through the calculations. I’m not going to bore you. We plan to maintain at least $1 billion after closing in cash on hand. And we talked about additional opportunities. We’re not going to rest after this deal.

Balance sheet flexibility provides liquidity for future strategic opportunities, and we carefully crafted our balance sheet to enable us. We’re looking at the future.

Some numbers, I’m not going to repeat. You are all free to read them. But as you can see, this transaction has very minimal impact on our financial ratio. And it looks very, very good.

So just to summarize my short part, here are the key takeaways from this financial point of view. GAAP EPS accretive in the fourth quarter after the closing. New growth drivers to Teva and Barr. Large synergy opportunities improve our cash flows in 2009 and beyond. And we maintain a strong balance sheet and a great credit profile.

With that, I would like to return the podium to Shlomo to run the Q&A. Just to remind us, we need to be out of here about a quarter to 2, so please limit your questions to one and not to a competition. Thank you very much.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

Question time. This is going to be the first.

QUESTIONS AND ANSWERS

Unidentified Audience Member

(Inaudible question - microphone inaccessible).

Shlomo Yanai - Teva Pharmaceutical - President, CEO

Eyal, will you take this?

Unidentified Audience Member

How dilutive will the acquisition be in the first three or four quarters before it becomes accretive?

Eyal Desheh - Teva Pharmaceutical - CFO

I think we said that it will become accretive in the fourth quarter, so it doesn’t [bother first] to us to increase not a lot. [Our law is] we did not provide numbers, and you will have to wait and bear with us on details and answers, which we will certainly deal with in February when we report our Q4 results. But not forget we don’t own the company yet so —.

But the dilution over the first three quarters is not going to be meaningful. For the year, yes, it will be less than what we have expected because of the first three quarters, but not by much.

Unidentified Audience Member

The synergy number, I wondered if you could go over what drives the synergies? And is it driven, if you look at geography — how much of it is driven from the consolidation in the European versus the US? And then just a little bit of what it is.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

I apologize if I cannot give more details on synergies at that point of time due to the sensitivities and due to the fact that we’re still having a long journey before closing, which has a lot to do with that.

Generally speaking, we try to provide you as much as we can in Eyal’s presentation. This are coming from the very common, usual way that we’re driving synergies when we do mergers. This is — actually was done in very conservative way. We believe that there are probably more. And there are also upside area like the tax issue or other issues that Eyal mentioned.

Unidentified Audience Member

Barr is in the midst of negotiating three or four large settlements that could really influence the Barr number in the future — Teva numbers. What will be Teva involvement in defining the terms of those agreements? And how does Teva think that has been differently than Barr on the balance between settlement versus launching at risk and so forth?

Unidentified Company Representative

The contract leaves the authority on us to settle the cases that we have described.

Unidentified Audience Member

(Inaudible question - microphone inaccessible).

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

We look at each settlement based on the strength of the case and the value of the offering consideration. And when you discount the probability of success and compare it to consideration, and when it exceeds it, we accept it. Sort of like that. (multiple speakers). [It doesn’t matter], it is arithmetic.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

This is why Bruce is going to help as even after. Bill, you would like to add to that? Okay.

Corey Davis - Natixis Securities - Analyst

Corey Davis. Bruce, I don’t know if you can comment on this, but can you comment on whether or not the other 10 serious acquisition offers you got over the years ever came from a more traditional big pharma company?

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

The first two. Those were 1993, 4, 5.1 notice that Phil is here. He made one of those offers I think. And one of the predecessor companies he had acquired, Zenus made one of those offers. So it is a group of friends.

Corey Davis - Natixis Securities - Analyst

I think I heard 24% to the US market. Is that starting to get close to where the FTC might be concerned about the anticompetitive concerns, or where do you think that threshold is?

Shlomo Yanai - Teva Pharmaceutical - President, CEO

This, of course, is a projected numbers and where our lawyer to protect me here. This is based on pro forma simple mathematics that when you combine both things. Definitely FTC would have to go through this transaction.

But the interesting point is, at least from our humble point of view, the overlap is very minimal. This is one of the deal attractions. That we found that we even though that we are playing on the same ground for a long time, we actually are playing in different ways, so this is why we are also excited regarding this issue.

Ken Cacciatore - Cowen - Analyst

Ken Cacciatore, Cowen. Bruce, I don’t know if you can answer this question, but were you and PLIVA working on a generic Copaxone? And if you weren’t, why not? And if you were, can you give us a sense of where it was, and does it have to be divested?

And also there has been a lot of debate. Copaxone was filed under an NDA. Simultaneous there’s a lot of work being done on a biologic pathway. Can you give us a sense of whether that you think the agency can handle this without having a biologic legislation passed?

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

There are two huge obstacles for generic Copaxone. One is a regulatory obstacle, because of the complexity of the product, and the other is the patent portfolio around the product. I think — we like barriers to entry, but we have to have a belief that we could overcome them before we pursue the product. And this is one that I think is very strongly positioned.

Ken Cacciatore - Cowen - Analyst

You were pursuing one?

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

I guess there’s no hindsight. We looked at it and rejected it, for the reasons I gave.

Ken Cacciatore - Cowen - Analyst

Shlomo, the strength or continued growth of your branded portfolio, some may argue beyond 2012 may require you to start looking at potentially doing more branded acquisitions as opposed to generic acquisitions. Is that a way to maybe look at it or do you feel that you going to be steered in that direction?

Shlomo Yanai - Teva Pharmaceutical - President, CEO

I often ask this question, what would be beyond 2012? What is after next? And it is an excellent question, and I think I had a slide to answer you here. Can you put the two sides that I asked you to prepare for this question.

As the wizard is going to show me the slides, let me tell you first that we are going to see in the next five years another US market in generics terms, so additional $45 billion, if I remember the number, we will see it in a minute, is going to come from emerging market and from enhancing the generic vision into the global arena.

This is a lot of potential room to grow in the very untouched yet part of the world to grow the generic business. So one answer to your question is based on the huge potential that we see out there in other parts of the world.

The second part lies probably in the biogenerics arena. The biogenerics, which is still ramping up, and it will be on our radar screen probably, this product, around 2014, 2015. It depends on the product. It depends on the patent expiration. Is a huge potential for the next wave of Teva growth at that time.

Of course, we have our own branded part of the business. Which is by the way, it is the minor. Sometimes people tend to forget that our major is generics. 75% of the business is in generics. Out of this 25% branded we have innovative, we have specialty, and we have biogenerics that still will come.

What I’m saying is, if you take this in the right ratios, we still believe that we can be very attractive in this adjusted part of our business as well. We have the pipeline. We have the know-how. And as you know, we’re working very hard to get more to come with new products in the future.

Unidentified Audience Member

(inaudible). To ask the settlement question a different way, can you update us on ongoing settlement discussions that the public knows you’re having, and give us the framework there?

Perhaps for Bill, can you put some context around the importance of inhaled steroids in your generic portfolio? I understand there’s a panel meeting coming up, and I’m not sure whether that is applicable for the Barr side or not?

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

I could update you on the settlement discussions, but I won’t until they are completed.

Unidentified Audience Member

(Inaudible question - microphone inaccessible).

Bruce Downey - Barr Pharmaceuticals - Chairman, CEO

Business as usual.

Bill Marth - Teva North America - President, CEO

And the second question was?

Unidentified Audience Member

Is there a panel meeting coming up on inhaled steroids? Do you have any filings, or [is there] important steps along the way?

Bill Marth - Teva North America - President, CEO

I think this is an important step along the way. We still know that the inhaled [corpa] steroids are difficult, and we need a little bit more framework around it. Otherwise it continues to be a process where we just slowly chip away at it by sending things in. It is much better to get the results from the panel.

Unidentified Audience Member

What is your estimated size of the generic biologics market to be? And what do you think your market share is going to be (inaudible)?

Shlomo Yanai - Teva Pharmaceutical - President, CEO

I have the slide here as well. If I will remember, it is about — the potential, of course, it is about $75 billion new market.

Unidentified Audience Member

Can you go through your API strategy? (inaudible) are you going to maintain your relationship with Gedeon Richter?

Shlomo Yanai - Teva Pharmaceutical - President, CEO

As you well know, we have the number one API business in the world — by far almost double than the follower. And we keep this business as a separate business so they can do on a strict business rationale a great business with other customers as well. Some of them are part of our rivalry.

But definitely this gives us a very substantial advantage in our vertical integration, especially nowadays when we all see the price erosion and cost of goods sold become a very, very important part in the way that we do a very successful business.

So, yes, it is a very compelling part of our business. And definitely part of what we hinted before that we can see a part of our future synergies in this area as well.

Unidentified Audience Member

(Inaudible question - microphone inaccessible).

Eyal Desheh - Teva Pharmaceutical - CFO

First, we had very outstanding results in the Phase II trial, as we announced when we opened the envelope, as we call it. We going to provide more scientific information in the coming — I think, Bill, it is August 20? When is the [Asulex]?

Bill Marth - Teva North America - President, CEO

We will be presenting at EFNS, and August 26 the data will be available.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

And then the whole scientific community will be able to appreciate what we think it is a breakthrough. It is the first time that we know that we managed to slow down neurodegenerative diseases. It could be taken into even further kind of diseases. So really a scientific breakthrough from our point of view.

And the potential, the business potential is too early to discuss. And we have to be very cautious here, but I think that it could be a substantial product for Teva or for future product — for the future innovative part of the business of Teva. I would better not (inaudible) Copaxone.

Randall Stanicky - Goldman Sachs - Analyst

It is Randall Stanicky from Goldman Sachs. Bill, a question for you. And just to follow-up on the 24% market share, what does that mean to you to have 24% market share in the US generic channels do you think with a broader supply chain economics?

I know last time we were here in February you talked about some game changers. And one of the things that you brought up was the ability to reach 50,000 pharmacies within 24 hours at some point in time. As you think about more game changes going forward, clearly it is a different infrastructure that you have now. How should we think about some of those new opportunities that you guys have?

Bill Marth - Teva North America - President CEO

Just to follow-up on the 24%, that is a pro forma. You add [AND]. And as you do this, we will have some discussions with the FTC, and we will see what we end up in the end.

I would also like to follow-up on that question about concentration to the SEC. I think that concentration hasn’t been an issue at this point in time. 24% is still relatively low compared to many other industries. I don’t think that is going to be an issue.

I think what the 24% really gives you is that, as what we have talked about, the depth and the breadth of the line. And having that depth and breadth is very important to our customers, in creating that one stop shop. That means an awful lot.

And it ties back into that big to big strategy, which continually goes back to when you get an award at CVS, you’re getting an award for 20% of US market. When you get an award for Walgreens, you’re getting an award for 18, 19, 20% of the US market. Very, very large rewards. You need to have the manufacturing capabilities, the entire supply chain infrastructure to be able to handle that.

That increasingly becomes a challenge, and that is why this is so important for us to continue to aggregate this share, and be able to do it on a supply chain side as well.

Randall Stanicky - Goldman Sachs - Analyst

Is there a point at which we start to see potential forward or backward integration across the supply chain?

Bill Marth - Teva North America - President CEO

Forward, backward, what do (multiple speakers)?

Randall Stanicky - Goldman Sachs - Analyst

In terms of more of, I guess, an interest from a Teva perspective in taking a deeper role in the distribution network, or from a distribution perspective more of an interest in the generic.

Bill Marth - Teva North America - President CEO

When we talked about the [rapid 50k], I mean the issue really was when you think about launches, and you think about what we did on the top as well, and what we just did a few weeks ago on Risperidone and what we will soon do on [Minia], the idea is to be able to — we can’t extend the 180 days. The 180 days is — statutory it is 180 days. But what we can do is get products to customers faster so that substitution can occur at the pharmacies almost overnight.

What we are endeavoring to do with the [rapid system K] is to either internalize or externally create the capability to make sure that Walgreens, CVS, Rite Aid, whomever that may be, has that product the next day and begins to immediately substitute. That is what we’re really going after.

And as far as whether we will integrate backwards into that or forward, it is not — I’m not going to really spend a lot of time discussing that right now. But the key is one way or another, we want to get to those customers quickly.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

We have time for two more questions. So please, Rich.

Rich Silver - Lehman Brothers - Analyst

Rich Silver, Lehman Brothers. Can you talk about the oral contraceptives and the opportunity there, and how meaningful that is going to be as you maybe leverage Barr position in the US to the ex US market in particular, Western and Eastern Europe?

Bill Marth - Teva North America - President, CEO

With respect to the oral contraception, it is a great add. Right? We — you get women’s health care on a specialty pharma basis, you get women’s health care in your generic franchise as well. So we think that is absolutely tremendous. It is a great line. It is continuing to grow. There is a bit more competition there, but we understand that. We have never been afraid of competition.

With respect to moving all of the generic OC tomorrow to ex US market, our Barr friends and [Patriots] are pretty smart folks. And if they could have done that right away, they would have done that. So one would suspect that there might be some reasons that can’t be done.

But I will say wherever it is possible we will be moving products into new markets. But there are some restrictions that we have at this point in time.

Unidentified Audience Member

I was just wondering, given the global footprint of the company on a pro forma basis, if you could just comment on what might be a sustainable revenue growth rate for the generic business specifically? Thanks.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

It is very hard to answer this question, because it is once you cross the ocean there is a huge different kind of markets and world out there. And it differs from country to country.

So it is something that is based on a market based and is very varied from country to country. So I’m not sure that I can give you a kind of a number that would fit to a kind of an answer to this question. But generally speaking, the profitability in most of those markets are higher than it is in the States or in developed Western European countries. So the potential there is very interesting.

David Buck - Buckingham Research - Analyst

Shlomo, two quick— David Buck, Buckingham Research. Two quick questions. First, as you look at 75% of your business remaining generic, as you mentioned, over the next few years, what is the appropriate steady state level in R&D as you blend both companies as a percentage of sales?

Secondly, can you talk about whether you saw any Paragraph IV opportunities within the Barr portfolio that you felt more confident in than Barr’s management team did? And if so, which ones were they? Thanks.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

Products — just the names of the products or — ? Let me be serious here. First of all, as per your first question, as part of our 2X we are willing to get into the 6% to 7% R&D expenses out of course on our topline.

The way that we see that we will now ramp up the number, and then it will go back to the 5.5%, 6% as we usually have in the previous years. So it is a kind of an effort in the next two or three years to ramp up, and then we will get back due to the size that we will believe it will reach to the previous level of Teva R&D.

As for the Par IV issues, I of course cannot comment on that. But based on a very common sense analysis, I can say that Barr is an excellent company in doing Par IVs, and Teva is good as well. When you combine these two excellent R&D, legal affairs and whatever is associated with getting a successful Par IV, then the likelihood to have more, or to increase the likelihood, is definitely there. And when we will close the deal we will probably know much more and we can share probably much more in that regard.

Thank you all for your questions. And now it is my great pleasure to introduce Dr. Phil Frost, Vice Chairman of Teva’s Board of Directors.

Phil Frost - Teva Pharmaceutical - Vice Chairman

I would like to stand here and speak on behalf of the Directors of Teva. But more important, as an investor, I would like to thank Shlomo and Bill for negotiating what I consider to be a good and a very important deal for Teva.

And I would also like to congratulate Bruce, an old friend and colleague. As you have heard, this was a company that I coveted for many years while we had IVAX. But it is great that we all are winding up as part of the same family.

And I use that word in a literal sense, because I think that when I stood here in your shoes, I mentioned that I did not consider it a sale, but a true merger and becoming an investor in a new company. And I hope that most of, if not all, of your shareholders will feel the same way. Because together there is going to be enormous strength that we can all realize.

This is truly an example of a great company becoming even better. I just — we can’t imagine what will be — what will come eventually, because there are so many good things in the offing that no one here can speak about it. But surely some of them will come to pass, and we will all be the beneficiaries of them. So again, thank you very much.

Shlomo Yanai - Teva Pharmaceutical - President, CEO

Before we conclude the day, or the luncheon, let me leave you with two messages. One, as you see, all my colleagues are fighting to leave you with the taking home messages, so here is mine. And don’t be afraid when you walk out of the room you’ll get — the whole presentation is ready for you, so you can see all of them.

But I would also like you to understand that Teva is not going to rest on its laurels. We’re very excited about this deal. And as you have heard, we shared with you part of the reasons why we’re so excited.

We really believe that this is a tremendous opportunity. It is going to create tremendous value to the Teva stakeholders. But Teva has a long-term strategy. And as we speak here, we continue to work on growing our business, on growing Teva’s marketshare in different part of the world as well. And we will continue our journey of growth.

We have the rationale. We have the strategy. We have the resources. You heard that we are financially strong and we maintain it purposely for future opportunities.

We have the conviction and the determination to get there. And the way that we look into the future for Teva is a very excited and a very enthusiastic way. And we believe that there is a lot of more value out there to grow Teva to a real global market leader.

And with that, I would like to conclude the day. And thank you very much for coming and being with us today. Thank you very much.